Exhibit 4.19

Amendment to the Stock Option Continuity Plan 1999

     It is recalled that this Stock Option Continuity Plan, referred to herein as the “Hoechst Plan”, was issued on September 7, 1999 by Hoechst A.G.

     On December 15, 1999, the effective date of the exchange of Hoechst shares for Aventis shares pursuant to the terms and conditions of the public exchange offer made by Aventis (formerly known as Rhône-Poulenc S.A.) for Hoechst (the “Public Exchange Offer”), the Hoechst Plan rules were amended in order to convert outstanding purchase options granted under such Hoechst Plan into options to purchase Aventis shares, after adjusting the terms to give effect to the same exchange ratio as applied in the Public Exchange Offer.

     After such conversion, each converted purchase option gave the right to purchase one Aventis share at an exercise price of 48.43 euros per Aventis share.

     On October 14, 2004, Sanofi-Aventis, a French société anonyme, and Aventis, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, Aventis will merge with and into Sanofi-Aventis (the “Merger”). As a result of the Merger, Sanofi-Aventis will continue as the surviving company, Aventis will be dissolved and the shareholders of Aventis (other than Aventis and Sanofi-Aventis) will receive 27 Sanofi-Aventis ordinary shares, nominal value €2 per share, for every 23 Aventis ordinary shares, nominal value €3.82 per share, that they hold (such ratio, the “Merger Exchange Ratio”). For legal purposes, the Merger Agreement provides that the Merger will be effective as of December 31, 2004.

     The Merger Agreement provides that Sanofi-Aventis shall cause the regulations of the Hoechst Plan to be amended to provide that, after the effective time of the Merger, holders of purchase options granted under the Hoechst Plan will have the right to purchase Sanofi-Aventis shares, after adjusting the purchase price and the number of shares subject to option to give effect to the Merger Exchange Ratio, with all other terms of exercise remaining unaltered.

     Accordingly, subject to the effectiveness of the Merger, the rules and regulations of the Hoechst Plan are hereby amended and the outstanding options, as of the effective time of the Merger on December 31, 2004, are converted into options to purchase Sanofi-Aventis ordinary shares, subject to the following adjustments to give effect to the Merger Exchange Ratio:

•	the number of existing options shall be multiplied by the Merger Exchange Ratio of 27/23 (or approximately 1.17391) and rounded down to the nearest whole number; and

•	the existing exercise price shall be divided by the Merger Exchange Ratio of 27/23 (or approximately 1.17391) and rounded down to the nearest whole euro centime.

All other terms of exercise shall remain unaltered.

     As a result, the converted exercise price of an option granted under the Hoechst Plan on September 7, 1999 will be 41.25 euros and shall entitle the holder to purchase ONE Sanofi-Aventis ordinary share.